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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.2)*
                                       of
                           Tweedy, Browne Company L.P.



                                  SCHEDULE 13D
                              (Amendment No. 2)*
                                       of
                            Vanderbilt Partners, L.P.


                    Under the Securities Exchange Act of 1934

                                PINKERTON'S, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.001 per Share
                         (Title of Class of Securities)

                                    723429106
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JULY 11, 1996
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 723429106                                 Page        of        Pages
                                                        --------  --------
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Vanderbilt Partners, L.P. ("Vanderbilt")
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) /x/

- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          WC AND BK
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(E)                                                          / /

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
                          7,100 shares, except that the general parners in
                          Vanderbilt, solely by reason of their positions as
     NUMBER OF            such, may be deemed to have shared power to vote
                          these shares
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.   SHARED VOTING POWER

     OWNED BY             0 shares
                    ------------------------------------------------------------
       EACH         9.   SOLE DISPOSITIVE POWER
                          7,100 shares, except that the general partners in
     REPORTING            Vanderbilt, solely by reason of their positions as
                          such, may be deemed to have shared power to vote
      PERSON              these shares.
                    ------------------------------------------------------------
       WITH         10.  SHARED DISPOSITIVE POWER

                          0 shares
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,100 shares
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.09%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          PN
- --------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D

CUSIP NO. 723429106                                 Page        of        Pages
                                                        --------  --------
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Tweedy, Browne Company L.P. ("TBC")
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) /x/

- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(E)                                                          / /

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER TBC has sole voting power with
                         respect to 464,420 shares held in certain TBC Accounts
                         (as hereinafter defined). Additionally, certain of the
     NUMBER OF           general partners of TBC may be deemed to have sole
                         power to vote certain shares as more fully set forth
      SHARES             herein.
                    ------------------------------------------------------------
   BENEFICIALLY     8.   SHARED VOTING POWER

     OWNED BY             0 shares
                    ------------------------------------------------------------
       EACH         9.   SOLE DISPOSITIVE POWER
                          0 shares, except that certain of
     REPORTING            the general partners of TBC may be deemed to have
                          sole power to dispose of certain shares as more
      PERSON              fully set forth herein.
                    ------------------------------------------------------------
       WITH         10.  SHARED DISPOSITIVE POWER
                          528,635 shares held in accounts of TBC
                          (as hereinafter defined)

- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          528,635 shares
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.33%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          BD, IA & PN
- --------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
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PRELIMINARY NOTE

     The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC and Vanderbilt dated June 10, 1996 (the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC, and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 2 relates to the Common Stock, $.001 par value (the "Common Stock"), of Pinkerton's , Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2 is a company organized under the laws of Delaware, with its principal executive offices located at 15910 Ventura Boulevard, Suite 900, Encino, California 91436-2810.

     This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 5 and 6 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.


ITEM 4.  PURPOSE OF TRANSACTION

     Each of TBC and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of
Schedule 13D, except that TBC and Vanderbilt may dispose of all or some of the TBC Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

     On July 11, 1996, TBC sent a letter to the Company questioning adviseability of the Company's previously announced Common Stock offering. A copy of this letter is included herewith as Exhibit 99.2 and is hereby incorporated herein by this reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 99.2 - - Letter to Pinkerton's, Inc.


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                                    SIGNATURE

     Each of Tweedy, Browne Company L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                           TWEEDY, BROWNE COMPANY L.P.


                                           By
                                              ---------------------
                                              Christopher H. Browne
                                              General Partner


                                           VANDERBILT PARTNERS, L.P.


                                           By
                                              ---------------------
                                              Christopher H. Browne
                                              General Partner

Dated:   July 11, 1996